FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 9, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   January 9, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

United States Air Force News Agency Selects Norsat

(Vancouver, Canada) January 9, 2006, 08:00 EST - Norsat International (TSX - NII.TO; OTC BB - NSATF.OB) announced today that it has secured an order from the U.S. Air Force News Agency (AFNEWS) for its Norsat NewsLinkTM portable satellite system.

AFNEWS, based in San Antonio, Texas, has more than 480 Air Force and Army military and civilian members assigned to 28 locations worldwide. The service broadcasts news, information and entertainment through print and electronic media to the members of the Armed Forces, families of the serving members and the public.

The Norsat NewsLinkTM enables broadcast quality video in a compact, portable satellite terminal.  The terminal supports industry standard MPEG-2/DVB-S encoding and is built to survive harsh conditions. The Norsat NewsLinkTM is also easy-to-use and can be setup in the field within minutes by non-technical personnel.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 - 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com